SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of March 2002

SONERA CORPORATION
(Translation of registrant's name into English)

Teollisuuskatu 15
FIN-00510 Helsinki, Finland
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

This report on Form 6-K contains a press release dated [March 28, 2002] announcing MERGER NOTIFICATION BY SONERA AND TELIA.

SONERA CORPORATION
STOCK EXCHANGE RELEASE 1 (1)
March 28, 2002, 5.20 p.m.

MERGER NOTIFICATION BY SONERA AND TELIA

The information published in the Finnish media according to which the chairmen of the boards of the two companies Tapio Hintikka and Lars-Eric Petersson would have checked it in advance with the European Commission that the transaction will be approved is incorrect.

The companies have been in preliminary contact with the European Commission and will notify the transaction in due course.

SONERA CORPORATION

Jari Jaakkola, Executive Vice President,
Corporate Communications and IR

DISTRIBUTION:
HEX
Major media

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2002	SONERA CORPORATION
	By:	/s/ JARI JAAKKOLA Jari Jaakkola Executive Vice President Corporate Communications and IR
	By:	/s/ MAIRE LAITINEN Maire Laitinen General Counsel